Exhibit 10.9.1

GE Commercial Finance

Healthcare Financial Services

Life Science Finance

83 Wooster Heights Road, 5th Floor

Danbury, CT  06810

203-205-5216 / FAX: 203-205-2183

June 28, 2007

CONFIDENTIAL CAPITAL (QUASI) LEASE PROPOSAL FOR:

Synta Pharmaceuticals Corp.

Submitted By: William B. Stickle

Synta Pharmaceuticals Corp.

Mr. Keith Ehrlich

Chief Financial Officer

Synta Pharmaceuticals Corp.

45 Hartwell Avenue

Lexington, MA  02421

Dear Mr. Ehrlich:

                General Electric Capital Corporation (“GE Capital”) has reviewed the information provided by you in connection with the requested financing for Synta Pharmaceuticals Corp (referred to as “Synta Pharmaceuticals” or the “Company”).  Based on the review to date and subject to the timely receipt of a signed copy of this proposal letter as indicated below, GE Capital is pleased to consider arranging and providing a lease financing up to a maximum aggregate exposure to GE Capital of $6,000,000 (the “Financing”) as outlined in the attached Term Sheet incorporated herein by reference, subject to the general terms and conditions in this proposal letter and the Term Sheet.

                GE Capital is one of the largest and most diversified financial services companies in the world with assets exceeding $300 billion and operations in over 45 countries.  We have been actively providing equipment financing for Life Science companies for over a decade and it is our privilege to be a financial partner to hundreds of Life Science companies.

                This proposal letter, including the attached Term Sheet (together, the “Proposal”), is being provided to the Company on a confidential basis and is merely an indication of interest regarding the Financing transaction on the general terms and conditions outlined below and should not be construed as a commitment.  GE Capital may change the terms of this Proposal or cease future consideration of the Financing at any time in its sole discretion.  The attached Term Sheet summarizes only the principal terms and conditions under which the proposed Financing will be considered and does not purport to set forth all of the terms and conditions applicable to such Financing, which terms and conditions will be fully contained in the final documentation.

                The Company may not use this Proposal to solicit other offers or to modify, renegotiate or otherwise improve the terms and conditions of any other offer heretofore or hereafter received by the Company but is not restricted from making any disclosure or dissemination of the United States federal income tax structure or aspects of the transactions contemplated by this proposal or any documents executed pursuant to this Proposal.  Further, each of GE Capital and the Company acknowledges that it has no proprietary rights to any United States federal income tax elements or structure of this Proposal.  In addition, the Company shall not, except as required by law, use the name of, or refer to GE Capital, in any correspondence, discussions, advertisement, press release or disclosure made in connection with the Financing without the prior written consent of GE Capital.

                By signing below, the Company acknowledges the terms and conditions of this Proposal and agrees to pay to GE Capital a Good Faith Deposit of $20,000 (“Deposit”).  Upon receipt of the executed Proposal and accompanying Deposit, GE Capital shall commence the investment and credit approval process.  Upon acceptance by GE Capital the Good Faith Deposit will be

Synta Pharmaceuticals Corp.

applied as follows: (i) $10,000 earned by GE Capital as a non-recurring upfront fee, and (ii) the remainder to the initial payment(s) with any unutilized Deposit remaining at the end of the Anticipated Funding Period to be retained by GE Capital as a non-utilization fee.  In the event the funded transaction materially differs from the terms of this Proposal, the documentation charge may be adjusted to correspond with GE Capital’s actual out-of-pocket expenses.  The Deposit is not refundable except in the event that the transaction represented by this Proposal and any amendment to it is not approved by GE Capital.  In such case, GE Capital shall promptly return the Deposit (less the cost of credit verification and investigation and any out of pocket expenses incurred such as appraisal fees, legal fees, etc.).  Before funding can take place, all proper documentation of title and UCC releases from other lenders shall be in place and approved by GE Capital.  We thank you for your consideration and look forward to working with you toward completing this transaction.

                By signing this Proposal Letter, regardless of whether the Financing is approved or closes, the Company agrees to pay upon demand to GE Capital all fees and expenses (including but not limited to all costs and fees of external legal counsel, environmental consultants, appraisers, inspectors, auditors and other consultants and advisors selected by GEHFS, due diligence reports, UCC, tax and judgment lien search and filing costs, escrow costs (if applicable), recording and transfer fees and taxes, title charges and survey costs and the allocated cost of internal legal counsel) incurred in connection with this Proposal Letter and the Financing (and the negotiation, documentation and closing thereof).

                I would appreciate the opportunity to discuss this proposal with you at your earliest convenience.  Please do not hesitate to contact me at 203-205-5216 if you have any questions or if I may be of further assistance.

Sincerely,

/s/ William B. Stickle
William B. Stickle

PROPOSAL ACCEPTED BY:

Synta Pharmaceuticals Corp.

Name:	/s/ Keith Ehrlich
Title:	CFO
Date:	6/29/07
Federal Tax ID#:	04-3508648
Email Address:	kehrlich@syntapharma.com

Synta Pharmaceuticals Corp.

Contact Name for Inspection:		Jerry Di Cecca
Phone #:	781-541-7268

Synta Pharmaceuticals Corp.

Term Sheet

Transaction:	Capital Lease (Quasi)

Lessee:	Synta Pharmaceuticals Corp.

Lessor:	General Electric Capital Corporation its affiliates or its assignee (“GE Capital”)

Lease Line Amount:	Up to an aggregate exposure to GE Capital of $6,000,000.

Lease Term and Payment:	Laboratory/Manufacturing equipment: 48 payments per month in advance at 2.566600% per thousand dollars cost of Equipment (the “Payment Factor”), plus applicable taxes for each lease schedule.

All other equipment: 36 payments per month in advance at 3.248560% per thousand dollars cost of Equipment (the “Payment Factor”), plus applicable taxes for each lease schedule.

Anticipated Funding Period:	June 2007 through June 2008.

Line Mechanics:	Equipment with invoice dates older than 90 days will be subject to appropriate discount.

Amortization begins on the start date, which is the first day of the month following the funding date. Interim rent will be charged for any period between the funding date and the start date.

Collateral:

A fully perfected first priority security interest in various Equipment, as detailed in the attached Addendum A.  All Equipment must be acceptable to GE Capital and located at Company owned or leased facilities within the continental United Sates. All collateral shall be free and clear of all liens, claims and encumbrances.

End of Lease Purchase Option:	At the end of the scheduled term, the Lessee may purchase the leased equipment for $1.00.

Other Conditions:	All other terms and conditions that presently exist shall continue to apply.

Synta Pharmaceuticals Corp.

GENERAL TERMS AND CONDITIONS

Our proposal contains the following provisions and the Lease Payment Factor we propose are specifically based upon these provisions and our assumptions.

1.  Purchase of Equipment: Lessee would submit its order for the equipment to the vendor.  Lessor would take an assignment of Lessee’s purchase order.  Such assignment would be conditioned upon the leasing of the Equipment by Lessee from Lessor.  Lessee understands that any Equipment delivered after the Last Delivery Date would not be covered by this proposal.

2.  Net Lease: The proposed lease would be a net lease.  Without limiting the generality of the foregoing, Lessee would be responsible for all expenses, maintenance, insurance and taxes relating to the purchase, lease, possession and use of the Equipment.

3.  Maintenance and Insurance: Lessee would bear all risk of loss or damage to the Equipment.  Lessee would be responsible to keep the Equipment insured with companies acceptable to Lessor and for such amounts required by Lessor, including, but not limited to, insurance for damage to or loss of the Equipment and liability coverage.  All such insurance policies must be satisfactory to Lessor.

4.  Warranties: Lessor would lease the Equipment to Lessee on an AS IS BASIS.  However, Lessor would assign to Lessee all warranties, guarantees and services provided by the manufacturer or vendor (to the extent that they are assignable).

5.  Documentation and Transactional Costs: Standard GE CAPITAL Master Lease and Lease Schedule for this type of equipment (“Lease Documents”).  Any changes to the Lease Documents must be approved by GE CAPITAL legal counsel.  Lessee will be responsible for all costs associated with the transaction including any appraisal costs, legal fees and inspection expenses.

6.  Indexing: The Payment Factor and corresponding Lease payments are based on the Federal Reserve’s 3 and 4 year Treasury Constant Maturities Rate (H.15/ “Treasury Rate”) as of 06/26/2007 currently 4.95 and 4.97 respectively, and will be adjusted effective as of the date of funding of any Financing to reflect any increases in the Treasury Rate.

7.  Electronic Payment System: GE Capital’s standard payment collection method is through an electronic payment system.  An enrollment form will be provided with the Lease Documents.

8.  Confidentiality: This proposal letter is being provided to the Company on a confidential basis.  Except as required by law, neither this proposal nor its contents may be disclosed, except to individuals who are the Company’s officers, employees or advisors who have a need to know of such matters and then only on the condition that such matters remain confidential.  In addition, none of such persons shall, except as required by law, use the

Synta Pharmaceuticals Corp.

name of, or refer to GE Capital, in any correspondence, discussions, advertisement, press release or disclosure made in connection with the Financing without the prior written consent of GE Capital.

9.  Expiration: This proposal will expire 06/30/2007, if not accepted prior to that date.

10.  Other Conditions: GE Capital’s agreement to fund the proposed transaction remains subject to and would be preceded by completion of a legal and business due diligence, as well as collateral and credit review and analysis, all with results satisfactory to GE Capital and the closing of an initial funding under such transaction would be conditioned upon the prior execution and delivery of final Lease Documents and satisfaction of all conditions precedent acceptable to GE Capital and its counsel and no material adverse change in the business condition or prospects of the Company (“Material Adverse Change”).  For transactions that contemplate more than one funding, GE Capital’s obligation to make each such subsequent funding would be subject to confirmation that no default has occurred and is continuing under the Lease Documents, that all representations and warranties of the Company in the Lease Documents continue to be true and correct and that no Material Adverse Change has occurred since the prior funding.  If a commitment were to be given it would be subject to and preceded by a completion of a legal and business due diligence, as well as collateral and credit review and analysis, all with results satisfactory to GE Capital and the closing of any Financing would be conditioned upon the prior execution and delivery of final legal documentation and all conditions precedent acceptable to GE Capital and its counsel and confirmation that no Material Adverse Change has occurred since the issuance of such commitment.

Synta Pharmaceuticals Corp.

Addendum A — Expected Equipment Composition

Equipment Class	Concentration Requirement

Laboratory & scientific equipment:	Minimum of 72.5%

Lab and office furniture, office equipment, computers, networking equipment, & similar:	Maximum of 20.0%

Soft costs (leaseholds, software, tax, freight & similar):	Maximum of 7.5%

Total	100%